Exhibit 99.1

Catalyst announces major investment in Rumford mill

RICHMOND, BC, May 21, 2015 /CNW/ - Catalyst Paper (TSX:CYT) today announced  an investment of  nearly $16 million in the Rumford pulp and paper mill in Maine, U.S. This is a planned second quarter investment that includes the company's single largest maintenance expenditure in 2015.

Approximately $11.4 million will be invested in various maintenance projects including upgrading the Rumford mill's Recovery Boiler C, which involves completely replacing the 35-year-old generating bank. An additional $4.5 million in capital investments will be made in Q2 (with $1.8 million invested in Q1).

The Rumford mill is exposed to significant seasonal energy cost fluctuations, and with record cold in 2015 resulting in higher than average first quarter energy costs of $3.0 million, this significant maintenance effort will maximize the overall operation and reliability of Recovery Boiler C, leading to improved energy efficiency and reduced energy costs to help mitigate future seasonal energy cost exposure.

"Today's announcement reflects the strategic investments we're making in our recently acquired US assets to accelerate operational excellence improvements that will ultimately deliver enhanced performance and results," said Joe Nemeth, President & Chief Executive Officer. "We expect to realize the benefits of this and other key investments in the second half of 2015 as we complete planned maintenance and capital work, and manage the significant costs we anticipated related to the integration of our US operations. With these and other costs behind us, our assets are well positioned to meet improving market conditions in the second half of the year."

Catalyst anticipates the replacement of the generating bank and additional, related maintenance work at the Rumford mill will be complete by May 30.

About Catalyst Paper
Catalyst Paper manufactures diverse printing papers such as coated freesheet, coated and uncoated groundwood, newsprint, directory, as well as market pulp. Customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With five mills across North America, Catalyst has annual production capacity of 2.3 million tonnes. Catalyst is headquartered in Richmond, British Columbia, Canada and is ranked by Corporate Knights magazine as one of the 50 Best Corporate Citizens in Canada.

SOURCE Catalyst Paper Corporation

%CIK: 0001144906

For further information: Joe Nemeth, President & Chief Executive Officer, (604) 247-4012

CO: Catalyst Paper Corporation

CNW 19:23e 21-MAY-15